November 4, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Form 10-K for the Fiscal Year ended December 31, 2004
         Forms 10-Q for the Fiscal Quarters ended March 31, 2005 and
         June 30, 2005
         File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the "Staff") letter dated October 18, 2005 to Mr. James B. Flaws of Corning Incorporated ("Corning"). For your convenience, we have included the Staff's comments below followed by our related response.


                 Form 10-K for the year ended December 31, 2004
                 ----------------------------------------------
General
-------

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

2. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from sales, please disclose:
     . in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
     . in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling, general and administrative expenses.

Response

We do not include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of our distribution network in the selling, general and administrative expenses line item. These costs are included in the cost of sales line item.

The following disclosure has been included in Management's Discussion and Analysis in the Form 10-Q for September 30, 2005 under the sub-headings Cost of Sales and Selling, General and Administrative Expenses under the section entitled Results of Operations:

The types of expenses included in the cost of sales line item are: raw materials consumption, including direct and indirect materials; salaries, wages and benefits; depreciation and amortization; production utilities; production-related purchasing; warehousing (including receiving and inspection); repairs and maintenance; inter-location inventory transfer costs; production and warehousing facility property insurance; rent for production facilities; and other production overhead.

The types of expenses included in the selling, general and administrative expenses line item are: salaries, wages and benefits; travel; sales commissions; professional fees; and depreciation and amortization, utilities, and rent for administrative facilities.

We advise the Staff that the disclosure that would have been made at December 31, 2004 is the same as that presented for September 30, 2005. We will include the above disclosure in our December 31, 2005 Form 10-K and future filings as required.


Liquidity and Capital Resources
-------------------------------

Contractual Obligations
-----------------------

3. Please revise the table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response

Presented below is the contractual obligations schedule presented in the Management's Discussion and Analysis in the 2004 Form 10-K as revised for the addition of estimated interest obligations as requested by the staff.

The amounts of our obligations follow (in millions):
-----------------------------------------------------------------------------------------------
                                   Amount of commitment and contingency expiration per period
                                   ------------------------------------------------------------
                                    Less than     1 to 2     2 to 3      3 to 4     5 years and
                           Total     1 year        years      years       years     thereafter
-----------------------------------------------------------------------------------------------
Performance bonds
  and guarantees          $  104   $    26        $  2       $  1        $  1         $   74
Credit facilities for
  equity companies           167                                           17            150
Stand-by letters
  of credit                   52        42                                                10
Loan guarantees               12         1                                                11
Purchase obligations          67        49          16                                     2
Capital expenditure
  obligations                388       388
Total debt                 2,694       482          16        119         411          1,666
Minimum rental
  commitments                223        40          32         37          39             75
Interest on long-term
  debt                     1,404       140         129        125         121            889
-----------------------------------------------------------------------------------------------
Total other
  commercial
  commitments
  and contingencies       $5,111    $1,168        $195       $282        $589         $2,877
-----------------------------------------------------------------------------------------------

Presented below are Corning's total contractual obligations as of September 30, 2005:
--------------------------------------------------------------------------------
(in millions)                                                             Total
--------------------------------------------------------------------------------
Performance bonds and guarantees                                        $   117
Credit facilities for equity companies                                      165
Stand-by letters of credit                                                   28
Loan guarantees                                                              16
Purchase obligations                                                        119
Capital expenditure obligations                                             299
Total debt                                                                2,097
Minimum rental commitments                                                  203
Interest on long-term debt                                                1,258
--------------------------------------------------------------------------------
Total other commercial commitments and contingencies                    $ 4,302
--------------------------------------------------------------------------------

The distribution by year of the estimated  interest  obligation at September 30,
2005 is as follows:
--------------------------------------------------------------------------------------------
                                                                                 2009 and
(in millions)                     Total   Rest of '05   2006    2007     2008   thereafter
--------------------------------------------------------------------------------------------
Interest on long-term debt        1,258        9         110     110      109       920
--------------------------------------------------------------------------------------------

The estimate of interest payments presented above as of December 31, 2004 and September 30, 2005 assume interest is paid through the date of maturity/expiration of the related debt, based upon stated rates in the respective debt instruments. In addition, accreted interest on zero coupon bonds is included in the estimate of interest payments.

We will include the estimated interest obligations and the assumptions used in determining this estimate in our contractual obligations disclosure in our annual report on Form 10-K for the year ended December 31, 2005 and in future filings as required.

Financial Statements
--------------------

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Basis of Presentation and Principles of Consolidation
-----------------------------------------------------

4. Please provide the disclosures required by paragraphs 23 through 26 of FIN 46(R), including those required for variable interest entities for which you are the primary beneficiary.

Response

Corning has a variable interest in three different variable interest entities, one of which is consolidated because we are the primary beneficiary and two which are not consolidated because we are not the primary beneficiary.

Paragraph 23 of FIN 46R, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Revised (FIN 46R) requires the primary beneficiary of a variable interest entity shall disclose the following (unless the primary beneficiary also holds a majority voting interest):
a.   The nature, purpose, size, and activities of the variable interest entity.
b. The carrying amount and classification of consolidated assets that are collateral for the variable interest entity's obligations.
c. Lack of recourse if creditors (or beneficial interest holders) of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary.

Paragraph 24 of FIN 46R requires an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary shall
                                              ---
disclose:
a. The nature of its involvement with the variable interest entity and when that involvement began.
b.   The nature, purpose, size, and activities of the variable interest entity.
c. The enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity.

The following disclosure has been included in our Form 10-Q for September 30, 2005 and below that is what the disclosure would have been as of December 31, 2004. Corning believes the disclosure presented is responsive to the Staff's comment and the disclosure requirements of paragraphs 23 and 24 of FIN 46R.

Disclosure included in September 30, 2005 Form 10-Q:
----------------------------------------------------

Corning leases certain transportation equipment from a Trust that qualifies as a variable interest entity under FIN 46R, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Revised (FIN
46R). The sole purpose of this entity is leasing transportation equipment to Corning. Since Corning is the primary beneficiary of this entity, the financial statements of the entity are included in Corning's consolidated financial statements. The entity's assets are primarily comprised of fixed assets which are collateral for the entity's borrowings. These assets, amounting to approximately $29.8 million as of September 30, 2005, are classified as long-term assets in the consolidated balance sheet.

Corning leases certain transportation equipment from two additional Trusts that qualify as variable interest entities under FIN 46R. The sole purpose of the entities is leasing transportation equipment to Corning. Corning has been involved with these entities as the lessee since the inception of the Trusts. Lease revenue generated by these Trusts was $1.6 million for each of the nine month periods ended September 30, 2005 and 2004, and $0.4 million for each of the quarters ended September 30, 2005 and 2004. Corning's maximum exposure to loss as a result of its involvement with the Trusts is estimated at approximately $16.5 million at September 30, 2005.

Disclosure as would have been disclosed in December 31, 2004 Form 10-K:
-----------------------------------------------------------------------

Corning leases certain transportation equipment from a Trust that qualifies as a variable interest entity under FIN 46R, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Revised (FIN
46R). The sole purpose of this entity is leasing transportation equipment to Corning. Since Corning is the primary beneficiary of this entity, the financial statements of the entity are included in Corning's consolidated financial statements. Prior to 2003, Corning was not required to consolidate this entity under the accounting literature applicable at that time. The entity's assets are primarily comprised of fixed assets which are collateral for the entity's borrowings. These assets, amounting to approximately $30.4 million as of December 31, 2004, are classified as long-term assets in the consolidated balance sheet.

Corning leases certain transportation equipment from two additional Trusts that qualify as variable interest entities under FIN 46R. The sole purpose of the entities is leasing transportation equipment to Corning. Corning has been involved with these entities as the lessee since the inception of the Trusts. Lease revenue generated by these Trusts was $1.6 million and $1.3 million for the years ended December 31, 2004 and 2003, respectively. Corning's maximum exposure to loss as a result of its involvement with the Trusts is estimated at approximately $17.3 million and $18.3 million at December 31, 2004 and 2003, respectively.

We will continue to make the disclosures required by paragraphs 23 and 24 of FIN 46R for variable interest entities that Corning is involved with in future filings as required.

Paragraph 25 of FIN 46R indicates that disclosures required by Statement 140 about a variable interest entity shall be included in the same note to the financial statements as the information required by FIN 46R. Corning is not party to any FAS 140 transactions and as such no disclosure has been made for paragraph 25 of FIN 46R.

None of the conditions described in paragraph 4(g) of FIN 46R apply to Corning's VIE relationships.

Foreign Currency Translation and Transactions
---------------------------------------------

5. Please tell us the significant changes in economic facts and circumstances that led you to determine it was appropriate to change the functional currency of your Taiwanese subsidiary from the new Taiwan dollar to the Japanese yen in accordance with paragraph 45 of SFAS 52.

Response

Paragraph 45 of FAS 52, Foreign Currency Translation (FAS 52), indicates that once a determination of the functional currency is made, that decision shall be consistently used for each foreign entity unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed.

Our Taiwanese subsidiary has historically had the New Taiwan Dollar (NTD) as its functional currency. During 2004, our Taiwanese subsidiary underwent a number of significant economic changes. At January 1, 2005, these changes were expected to continue into the foreseeable future.

..    In two phases during 2003 and 2004, Corning decided to significantly expand its Taiwanese production in existing facilities and expand into new manufacturing facilities to meet the substantially increasing demand from
     Taiwanese   customers.   As  a  result,  cash  flows  relating  to  capital
     expenditures totaled $130 million and $737 million in 2003 and 2004 and are expected to total $1.1 billion in 2005. Such capital expenditures are primarily denominated in the Japanese yen (JPY) and the US dollar (USD).
..    Due  to the  increased  production  capacity,  our  Taiwanese  subsidiary's revenues increased from $316 million in 2003 to $702 million in 2004 and due to continued surge in demand for our products are forecasted to exceed $1.0 billion in 2005 followed by further increases in future years. Sales of products produced in Taiwan are both priced and transacted in JPY.
..    Additionally,  our Taiwanese  subsidiary  and one of its customers  entered into a contract in July 2004 in which the customer agreed to provide cash deposits of up to $500 million for future purchases. Several other similar contracts aggregating to approximately another $500 million were negotiated in the second half of 2004 and finalized in 2005. Cash flows related to these contracts are denominated in JPY and are expected to be received primarily through 2006 and 2007.

As a result of these significant changes in economic circumstances, the JPY became the primary currency in which our Taiwanese subsidiary generates and expends cash. As such, after considering all of the facts, it became evident that significant changes in economic facts and circumstances had occurred requiring a change in our Taiwanese subsidiary's functional currency from NTD to JPY in accordance with FAS 52, paragraph 45. JPY is the primary economic environment in which the entity operates and is the currency in which the entity primarily generates and expends cash.

Property, Net of Accumulated Depreciation
-----------------------------------------

6. Please separately disclose the range of useful lives for each property category presented. For property categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Response

Note 1 to Corning's December 31, 2004 Form 10-K includes the following disclosure:

     Property, Net of Accumulated Depreciation

     Land, buildings and equipment are recorded at cost. Depreciation is based on estimated useful lives of properties using the straight-line method. Except as described in Note 3 (Restructuring, Impairment and Other Charges and (Credits)) related to accelerated depreciation arising from restructuring programs, the estimated useful lives range from 20 to 40 years for buildings and 3 to 20 years for the majority of our equipment.

Note 8 to Corning's December 31, 2004 Form 10-K includes the following disclosure:

Property, net follows (in millions):
--------------------------------------------------------------------------------
                                                         December 31,
                                                 -----------------------------
                                                   2004                 2003
--------------------------------------------------------------------------------
Land                                             $    76              $    80
Buildings                                          1,943                1,874
Equipment                                          4,569                4,357
Construction in progress                             885                  724
--------------------------------------------------------------------------------
                                                   7,473                7,035
Accumulated depreciation                          (3,532)              (3,415)
--------------------------------------------------------------------------------
Total                                            $ 3,941              $ 3,620
--------------------------------------------------------------------------------

Note 1 includes disclosure of the range of useful lives for the categories of buildings and equipment included in Note 8 and, therefore, we believe our current disclosure is responsive to the first part of the Staff's comment regarding these categories. With regard to the category land, there is no useful life assigned because this asset category is not depreciated. With regard to construction in progress, there is no useful life assigned to this category because the projects are under construction and thereby not ready for their intended use nor placed in service and therefore not depreciated.

The following disclosure has been included in our Form 10-Q for September 30, 2005.

Included in the subcategory of equipment, as disclosed in Note 8 to the December 31, 2004 Form 10-K, are the following types of assets:
-------------------------------------------------------------------------------
Asset type                                                 Range of useful life
-------------------------------------------------------------------------------

Computer hardware and software                                3 years
Manufacturing equipment                                       3 to 15 years
Furniture and fixtures                                        5 to 7 years
Transportation equipment                                      20 years
-------------------------------------------------------------------------------

Included in manufacturing equipment are certain components of production equipment that are coated with or constructed of precious metals. These metals have an indefinite useful life as they are returned to their elemental state and sold at current market value when fixed assets are disposed of or rebuilt.

We advise the staff that this disclosure would have been the same at December 31, 2004.

Note 7 - Investments
--------------------

7. Please tell us more about entities in which your direct ownership interest is greater than 50% and you account for using the equity method. Specifically, please address the following:
     . Tell us how you determined it is not appropriate to consolidate these entities including the accounting literature which led you to this conclusion.
     . Tell us the investment amounts recorded on your balance sheets at December 31, 2004 and June 30, 2005 related to these entities; and
     . Tell us the amount of equity in earnings recorded during each of the three years ended December 31, 2004 and the six months ended June 30, 2005 related to these entities.

Response

Corning owns 51% of the voting stock in Samara Optical Cable Company (Samara) which has been accounted for under the equity method. Corning concluded it was not appropriate to consolidate Samara as of December 31, 2004, as discussed more fully below. Corning has concluded that the impact of consolidating Samara as of September 30, 2005, would not be material to its financial statements as discussed more fully below.

At December 31, 2004, Samara was not consolidated because the minority shareholder had substantive participatory rights that overcome the presumption of consolidation by Corning as the majority shareholder. Corning's investment amount recorded on the December 31, 2004 balance sheet for Samara was $0 and the amount of equity in earnings recorded during each of the years ended December 31, 2004, 2003, and 2002 was $0.

More specifically, in reaching the conclusion that Corning did not control Samara at December 31, 2004, management applied the guidance outlined in EITF 96-16, Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. The minority shareholder of Samara has the ability to block decisions made in the ordinary course of business, including:

1)   Selecting,   terminating,   and  setting  the  compensation  of  management
     responsible for implementing the investee's policies and procedures.
2) Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

Key decisions which require unanimous vote by the board, and thereby participation in these decisions by the minority shareholder, are 1) the appointment of the General Director and 2) approval of the company's five year business plan. Of these two decisions, the appointment of the General Director is the most important because of the duties and authority afforded to the General Director.

The General Director, among other things, is charged to:

..    Issue orders,  instructions  and other decisions on issues of the Company's activities.
..    Attain  annual sales and profit levels  stipulated in the current  business plan, as approved by the Board of Directors, including developing and presenting the business plan to the Board for approval.
..    Administer the property of Samara in accordance  with Board  directives and applicable law.
..    Establish the procedure for the  conclusion  and execution of contracts and acceptance of liabilities by Samara.
..    Hire and dismiss  employees  of the  company,  and decide  other  personnel matters.
..    Approve  personnel  structure  and  salary and bonus  schedules  for Samara employees, consistent with general guidelines of the Board of Directors.

Due to the broad rights of the General Director as outlined above, coupled with the requirement that the appointment of the General Director and the approval of the business plan receive unanimous vote of the Board of Directors, it is Corning's judgment that the minority shareholder's rights allow the minority to block Corning from controlling these decisions expected to be made in the ordinary course of business. The decisions the minority shareholder has the ability to block are about matters of a type consistent with those normally expected to be addressed in directing and carrying out the entity's current business activities. Therefore, these rights held by the minority overcome the presumption that Corning would control this entity through ownership of over 50% of the voting stock.

In September 2005, Corning agreed with the minority shareholder to amend the Charter of the entity to eliminate the substantive participating minority rights outlined above.

The estimated impact of consolidating Samara on Corning's balance sheet as of September 30, 2005 would be to increase total assets and total liabilities by approximately 0.1%. Samara's operating results for the month of September include: $7.6 million sales, $5.8 million cost of sales, $0.6 million earnings before tax, and $0.5 million net income. Each of these operating results measures are less than 1 percent of the comparable operating results measures of Corning for the third quarter ended September 30, 2005 and even less significant to the nine month period ended September 30, 2005. Samara would also not be qualitatively material to Corning. It is management's conclusion that both the financial position and operating results of Samara for the period Corning controlled Samara, only 5 days in the month of September vs. the full month comparison detailed above, is immaterial to the financial position and operating results of Corning and therefore the omission of Samara from Corning's financial statements included in the September 30, 2005 Form 10-Q is not misleading.

Corning will begin consolidating Samara October 1, 2005 and prospectively thereafter as long as Samara is in Corning's control.

The second entity in which Corning owned 51% of the voting stock is PT Communication Cable System (`PTCCS'), located in Indonesia. Corning accounted for PTCCS under the equity method as of December 31, 2004, and at the time concluded it was not appropriate to consolidate PTCCS, as discussed more fully below. Corning sold its shares in PTCCS to a third party in the first quarter of 2005 so consolidation of this entity is not a question as of September 30, 2005.

At December 31, 2004, Corning's investment in PTCCS was recorded on the balance sheet as $0. The amount of equity in earnings Corning recorded during each of the years ended December 31, 2004, 2003, and 2002 was $1.3 million, $0, and $0.5 million, respectively. Corning records equity earnings on a lag.

At December 31, 2004, PTCCS was not consolidated because it was determined that the minority shareholder had substantive participatory rights that overcame the presumption of control by Corning as the majority shareholder.

More specifically, in reaching the conclusion that Corning did not control PTCCS at December 31, 2004, management applied the guidance outlined in EITF 96-16, Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. Since a 2/3 vote of the shareholders, and thereby participation by the minority, is required to approve the annual business plan and capital budget, Corning determined it did not control this significant decision normally expected to be made in the ordinary course of business. This effectively grants the minority shareholder a substantive participating right. The conclusion to not consolidate was based largely on the significance of this participating right.

Upon further recent review of the EITF 96-16 analysis of PTCCS, we acknowledge it could be argued that the right of the minority to participate in approving the annual business plan and capital budget does not overcome the presumption that Corning controlled PTCCS, because the minority does not have the right to participate in selecting, terminating, and setting the compensation of management responsible for implementing PTCCS's policies and procedures. Control of these decisions sits with Corning.

However, Corning believes the impact of consolidating PTCCS would be immaterial to Corning's financial position and operating results during the periods Corning owned 51% of, and arguably controlled, PTCCS.

The estimated impact of consolidating PTCCS on Corning's balance sheet as of December 31, 2004 would be to increase total assets and total liabilities by less than 0.1%. PTCCS's operating results for 2004 include $11.9 million sales, $8.9 million cost of sales, $0.6 million earnings before tax, and $0.4 million net income. Each of these operating results measures are less than 1 percent of the comparable operating results measures of Corning for 2004. Comparable relationships between PTCCS and Corning, in terms of size and materiality, existed during 2001 through 2003, the only other years Corning owned 51% of PTCCS. If consolidated, PTCCS would also not be qualitatively material to Corning during any of the periods in 2001 through disposition. It is management's conclusion that both the financial position and operating results of PTCCS is immaterial to the financial position and operating results of Corning and therefore presenting PTCCS on the equity method instead of on a consolidated basis is not misleading.

Note 13 - Commitments, Contingencies, Guarantees and Hedging Activities
-----------------------------------------------------------------------

8. Please provide all of the disclosures required by paragraph 45 of SFAS 133. These disclosures should include the following:
     . the net gain or loss recognized in earnings from ineffective or discontinued cash flow hedges and where the net gain or loss is reported in your statements of operations; and
     . the estimated amount of the unrealized gains and losses on cash flow hedges at year-end that is expected to be reclassified into earnings within the next twelve months.

Response

Paragraph 45 of FAS 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), requires disclosures for every reporting period of the following:

Fair value hedges
a. For derivative instruments, as well as nonderivative instruments that may give rise to foreign currency transaction gains or losses under Statement 52, that have been designated and have qualified as fair value hedging instruments and for the related hedged items:
     (1) The net gain or loss recognized in earnings during the reporting period representing (a) the amount of the hedges' ineffectiveness and
          (b) the component of the derivative instruments' gain or loss, if any, excluded from the assessment of hedge effectiveness, and a description of where the net gain or loss is reported in the statement of income or other statement of financial performance.
     (2) The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge.

Cash flow hedges

b. For derivative instruments that have been designated and have qualified as cash flow hedging instruments and for the related hedged transactions:
     (1) The net gain or loss recognized in earnings during the reporting period representing (a) the amount of the hedges' ineffectiveness and
          (b) the component of the derivative instruments' gain or loss, if any, excluded from the assessment of hedge effectiveness, and a description of where the net gain or loss is reported in the statement of income or other statement of financial performance.
     (2) A description of the transactions or other events that will result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income, and the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months.
     (3) The maximum length of time over which the entity is hedging its exposure to the variability in future cash flows for forecasted transactions excluding those forecasted transactions related to the payment of variable interest on existing financial instruments.
     (4) The amount of gains and losses reclassified into earnings as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transactions will not occur by the end of the originally specified time period or within the additional period of time discussed in paragraph 33.

Hedges of the net investment in a foreign operation
c. For derivative instruments, as well as nonderivative instruments that may give rise to foreign currency transaction gains or losses under Statement 52, that have been designated and have qualified as hedging instruments for hedges of the foreign currency exposure of a net investment in a foreign operation, the net amount of gains or losses included in the cumulative translation adjustment during the reporting period.

In response to the Staff's comment and regarding fair value hedges:
                                                 ----------

FAS 133, paragraph 45(a)(1)-
----------------------------
The only gains and losses from fair value hedges recognized in earnings resulted from interest rate swaps. The net gains were $5 million and $15 million for the years ended December 31, 2004 and 2003, respectively. This information is disclosed in the December 31, 2004 Form 10-K in Note 13.

Corning terminated these fair value hedges in 2004 and had no other fair value hedges subsequent to such time. Accordingly, we have not made disclosures required by paragraph 45(a) of FAS 133 during the 2005 reporting periods as they were not required.

FAS 133, paragraph 45(a)(1)(a) and (b)-
---------------------------------------
Each fair value hedge (swap) has identical terms to the critical terms of the hedged item. Therefore, Corning utilizes the short-cut method allowed under FAS 133 and therefore the presumption is that there is no hedge ineffectiveness as long as the critical terms of the hedge and the hedged item do not change. During the life of each hedge, the critical terms of the hedge and the hedged item did not change. We did not have and gain or loss from hedge ineffectiveness. We did not exclude any components of a hedge's gain or loss from the assessment of hedge effectiveness.

Corning records net gains and losses from fair value hedges in Other income, in the consolidated statement of operations when they occur. This disclosure will be included in future filings as required. No such disclosure is required for reporting periods in 2005 because there were no such gains or losses recognized in 2005, as noted above.

FAS 133, paragraph 45 (a)(2)-
-----------------------------
Corning  did  not  have  any  events  that   required   disclosure   under  this
subparagraph.

In response to the Staff's comment and regarding cash flow hedges:
                                                 ---------

FAS 133, paragraph 45(b)(1)-
----------------------------
The only cash flow hedges Corning had during the reporting periods relate to foreign exchange forward and option contracts. Each cash flow hedge has identical terms to the critical terms of the hedged item. Therefore, Corning utilizes the critical terms test under FAS 133 and therefore the presumption is that there is no hedge ineffectiveness as long as the critical terms of the hedge and the hedged item do not change. During the life of each hedge, the critical terms of the hedge and the hedged item did not change. We did not have any gain or loss from hedge ineffectiveness. We did not exclude any components of a hedge's gain or loss from the assessment of hedge effectiveness.

Corning records net gains and losses from cash flow hedges in the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded, sales and cost of sales. This disclosure will be included in future filings as required and has been included in the September 30, 2005 Form 10-Q in Note 1.

FAS 133, paragraph 45(b)(2)-
----------------------------
As disclosed in Note 1 to the December 31, 2004 Form 10-K, amounts are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings. This disclosure has been included in the September 30, 2005 Form 10-Q.

The amount of the existing gains or losses at December 31, 2004 that was expected to be reclassified into earnings within the next 12 months was a net loss of $21 million. The amount is disclosed in Note 13 of the December 31, 2004 Form 10-K in its components consisting of $3 million net loss from forward contracts and $18 million net loss from option contracts. In future filings we will disclose that this is the amount that is expected to be reclassified into earnings within the next 12 months.

At September 30, 2005, the amount of net gains expected to be reclassified into earnings within the next 12 months is $27 million. This disclosure is included in Note 1 to the September 30, 2005 Form 10-Q.

FAS 133, paragraph 45(b)(3)-
----------------------------
In Note 13 to the December 31, 2004 Form 10-K, the maximum length of time over which Corning is hedging its exposure is disclosed as 15 months. We have included this disclosure in Note 1 to the September 30, 2005 Form 10-Q.

FAS 133, paragraph 45(b)(4)-
----------------------------
During the reporting periods, Corning did not discontinue any cash flow hedges. Accordingly, no disclosure is required. We will disclose this information in future filings as required.

In response to the Staff's  comment and regarding  hedges of net  investments in
                                                             -------------------
foreign operations:
------------------

FAS 133, paragraph 45(c)-
-------------------------
In Note 1 to the December 31, 2004 Form 10-K, we have disclosed that the effective portion of the changes in fair value of the foreign denominated debt that is designated as a hedge is reflected as part of the foreign currency translation adjustment. In future filings we will also disclose the net amount of gains or (losses) included in translation adjustment. Net losses included in the cumulative translation adjustment were $166 million at December 31, 2004. At September 30, 2005 the amount of net losses included in the cumulative translation adjustment is $112 million and has been disclosed in Note 1 to the September 30, 2005 Form 10-Q.

                  Form 10-Q for the quarter ended June 30, 2005
                  ---------------------------------------------

9.   Please address the comments above in your interim filings as well.

Response

As noted in our responses above, we have included requested disclosure in our third quarter Form 10-Q filed on November 2, 2005.


                                    * * * * *


Miscellaneous Comments
----------------------

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

..    the company is responsible  for the adequacy and accuracy of the disclosure in their filings;
..    staff  comments or changes to disclosure  in response to staff  comments do not foreclose the Commission from taking any action with respect to the filing; and
..    the company may not assert staff  comments as a defense in any  proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Response

Corning acknowledges that:

..    We are  responsible  for the adequacy and accuracy of the disclosure in our filings;
..    Staff  comments or changes to disclosure  in response to staff  comments do not foreclose the Commission from taking any action with respect to the filing; and
..    We may not assert Staff comments as a defense in any proceedings  initiated by the Commission or any person under the federal securities laws of the United States.


                                    * * * * *

Please direct accounting questions regarding this response to Jane D. Poulin, Division Vice President and Chief Accounting Officer at (607) 974-7458. Please direct any questions on other issues to me at (607) 974-8242.

                                            Sincerely,



                                            /s/  Katherine A. Asbeck
                                            ------------------------------------
                                            Katherine A. Asbeck
                                            Senior Vice President - Finance



cc: Wendell P. Weeks, President and Chief Executive Officer James B. Flaws, Vice Chairman and Chief Financial Officer William D. Eggers, Sr. Vice President & General Counsel William D. Smithburg, Chairman, Corning Audit Committee Laurie Schupmann, PricewaterhouseCoopers LLP
      Stephen T. Giove, Shearman & Sterling